FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Mitchell, J. Barry	2. Issuer Name and Ticker or Trading Symbol Exelon Corporation (EXC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) 10 South Dearborn Street, 37th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Chicago, IL 60603		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							14,922(1)	D
Common Stock (401k Shares)							2,563(2)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Comp. - Phantom Shares	1 for 1						Immediately	None	Common Stock	1,498		1,498(3)	D
NQ Stock Options 03-01-1993	$29.6250						(4)		Common Stock	3,200		3,200	D
NQ Stock Options 02-28-1994	$26.8750						(4)		Common Stock	3,500		3,500	D
NQ Stock Options 02-27-1995	$26.125						(4)		Common Stock	10,000		10,000	D
NQ Stock Options 02-26-1996	$28.250						(4)		Common Stock	10,000		10,000	D
NQ Stock Options 02-24-1997	$22.250						(4)		Common Stock	10,000		10,000	D
NQ Stock Options 04-08-1998	$21.875						(4)		Common Stock	2,000		2,000	D
NQ Stock Options 02-23-1999	$37.6875						(4)		Common Stock	13,500		13,500	D
NQ Stock Options 02-29-2000	$37.3125						(4)		Common Stock	10,800		10,800	D
NQ Stock Options 10-20-2000	$59.50						(4)		Common Stock	12,000		12,000	D
NQ Stock Options 01-28-2002	$46.92						(4)		Common Stock	15,000		15,000	D

Explanation of Responses:

(1) Includes 192 shares acquired through automatic dividend reinvestment.
(2) Shares held as of 12/31/2002 in a multi-fund 401 (k) Plan to be settled upon the reporting person's termination of employment for any reason on a 1:1 basis. Shares are acquired through regular periodic contributions and the automatic reinvestment of dividends.
(3) Shares held as of 12/31/2002 in a multi-fund Deferred Compensation Plan to be settled upon the reporting person's termination of employment for any reason on a 1:1 basis. Shares are acquired through regular periodic contributions and the automatic reinvestment of dividends.
(4) Non-qualified stock options vest in 1/3 increments on the first three anniversaries of the grant date (referenced in Column 1) and expire ten years from the grant date unless terminated earlier under the terms of the option plan or grant.

By: /s/ Scott N. Peters, Esq. Attorney in Fact for J. Barry Mitchell **Signature of Reporting Person	Feb 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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